UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Decision on Disposal of Shares

On April 24, 2025, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s proposed disposal of certain shares of Kakao Corp. (“Kakao”). Details of such proposed disposal are as follows:

1. Details of Kakao	Company Name	Kakao Corp.
	Country of Incorporation	Republic of Korea	Representative	Shina Chung
	Share Capital (Won)	44,416,211,700	Relationship to the Company	-
	Total Number of Shares Issued and Outstanding	443,662,117	Principal Business	Mobile service business

2. Details of Disposal	Number of the Shares to be Disposed	10,818,510
	Aggregate Disposal Value (Won)	413,267,082,000
	The Company’s Total Shareholders’ Equity (Won)	11,827,634,717,640
	Ratio of Aggregate Disposal Value to the Company’s Total Shareholders’ Equity as of December 31, 2024 (%)	3.49
	Large-scale Corporation	Applicable

3. Number of Shares to be Held by the Company and Shareholding Ratio after Disposal	Number of Shares to be Held	0
	Shareholding Ratio(%)	0

4. Purpose of Disposal		To secure financial resources for future growth investments and improve the financial structure of the Company

5. Scheduled Disposal Date		April 25, 2025

6. Date of Resolution by the Board of Directors		April 24, 2025

• Attendance of Outside Directors		Present: 5; Absent: 0

7. Put Options or Other Agreements		None

8. Other Important Matters Relating to Investment Decision

•  The share capital of Kakao set forth in Item 1 above is on a consolidated basis as of December 31, 2024.

•  The aggregate disposal value set forth in Item 2 above is based on the book value of the shares to be disposed of, as of December 31, 2024. Since the book value (Won 413,267,082,000) is higher than the actual disposal value (Won 395,200,170,300), the book value has been stated.

•  The Company’s total shareholders’ equity set forth in Item 2 above is on a consolidated basis as of December 31, 2024.

•  The above disposal of shares will be conducted as an off-hour block trade, and the scheduled disposal date set forth in Item 5 above is based on the execution date of such transaction, which is scheduled to be executed before the market opens on April 25, 2025.

•  The table below sets forth the summary consolidated financial information of Kakao as of and for the years ended December 31, 2024, 2023 and 2022.

Summary Consolidated Financial Information of Kako (Unit: in millions of Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholders’ Equity	Share Capital	Revenue	Profit
2024	25,773,028	11,830,134	13,942,894	44,416	7,871,692	(161,871)
2023	25,179,969	11,321,370	13,858,599	44,535	7,557,002	(1,816,669)
2022	22,963,544	9,447,827	13,515,717	44,592	6,798,742	1,067,029

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: April 25, 2025